Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” in the Registration Statement on Form S-3 and related Prospectus of FTI Consulting, Inc. dated January 13, 2006 for the registration of $150,000,000 of 3.75% Convertible Senior Subordinated Notes due July 15, 2012 and to the incorporation by reference therein of our reports dated March 9, 2005 with respect to the consolidated financial statements and schedule of FTI Consulting, Inc., FTI Consulting, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of FTI Consulting, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Baltimore, Maryland

January 12, 2006